Item 77H (Change in control of registrant) -
Attachment
Series 7 - Eaton Vance Richard Bernstein All
Asset Strategy Fund
As of February 29, 2012, Eaton Vance
Management owned as a result of various
share purchases 83.1% of the Fund's
outstanding shares.